15045294

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
JAN 29 2015
Washington DC
403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69235

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/08/2013 (MM/DD/YY) AND ENDING 11/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AARDVARK SECURITIES, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 W. JACKSON BLVD SUITE 1300
(No. and Street)

CHICAGO	IL	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAWRENCE B. KLEIN 312-284-5655
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGLADREY LLP
(Name – *if individual, state last, first, middle name*)

1 SOUTH WACKER DRIVE, SUITE 800	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OD 2/2/15

OATH OR AFFIRMATION

I, Lawrence B. Klein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aardvark Securities, L.L.C., as of November 30th, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

CHAD R OLSON
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
August 11, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aardvark Securities, L.L.C.

Statement of Financial Condition Report
November 30, 2014

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey

Report of Independent Registered Public Accounting Firm

To the Member
Aardvark Securities, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Aardvark Securities, L.L.C. (the Company) as of November 30, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of November 30, 2014, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

Chicago, Illinois
January 27, 2015

Aardvark Securities, L.L.C.

Statement of Financial Condition
November 30, 2014

Assets		
Cash	$	25,184,182
Receivable from broker-dealer		9,607
Total assets	$	25,193,789
Liabilities and Member's Equity		
Accounts payable, accrued expenses and other liabilities	$	13,000
Due to affiliate		1,215
Total liabilities		14,215
Member's equity		25,179,574
Total liabilities and member's equity	$	25,193,789

See Notes to Financial Statements.

Note 1. Nature of Operations and Significant Accounting Policies

Aardvark Securities, L.L.C. (the Company), is a wholly owned subsidiary of TransMarket Group, L.L.C. (the Parent). The Company was formed in January 8, 2013, and is awaiting certain membership approval before commencing trading operations. Aardvark Securities, L.L.C. is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934. The Company is a Chicago Board of Options Exchange (CBOE) Proprietary Trading Permit Holder.

The Company will continue to exist unless determined to be dissolved by the Member.

A summary of the Company's significant accounting policies is as follows:

The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenue and expenses during the reporting period. Actual results could differ from those amounts.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. The Company does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns. The Parent is a limited liability company whose income or loss is includable in the tax returns of its members.

The Company has evaluated income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being, sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through November 30, 2014. The Company is not subject to examination by U.S. federal or state authorities for tax years before 2013.

Note 2. Receivable from Broker-Dealer

Receivable from to broker-dealer at November 30, 2014 consisted of the following:

	Receivables
Cash	$ 9,607

Note 3. Related-Party Transactions

During the period January 8, 2013, to November 30, 2014, an affiliate charged the Company for administrative services and paid certain expenses on behalf of the Company, which are reimbursed by the Company. As of November 30, 2014, the amount due to the affiliate was $1,215.

Note 4. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

Note 5. Concentrations of credit risk

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum "net capital" equal to the greater of $100,000 or 6 2/3% of "aggregate indebtedness" as defined by Rule 15c3-1. At November 30, 2014, the Company had net capital of $25,179,574 which was $25,079,574 in excess of its required minimum net capital. The percentage of aggregate indebtedness to net capital was .001%. The net capital requirements may effectively restrict the payment of cash distributions.

Note 7. Subsequent Events

The Company has evaluated subsequent events for potential and/or disclosures through January 27, 2015 the date of financial statements were available to be issued. No subsequent events were noted.